Filed by ACI Worldwide, Inc.
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule
14a-12 under the
Securities Exchange Act of 1934

Subject Company: S1 Corporation
Commission File No.: 000-24931
ACI Employee Letter
The Opening Executive Welcome
Earlier today, ACI announced a proposal to acquire S1 Corporation. A copy of the press release we issued this morning, which includes a letter we sent to the S1 Board of Directors is posted to our website at www.aciworldwide.com/investorrelations.
Over the past several years, we have executed on our historical business plan and significantly outperformed our peer group. In addition, today we raised our 2011 guidance and are firmly committed to achieving our five-year strategy.
That said ACI regularly considers ways to advance our strategic and financial position. We believe a combination with S1, a provider of software for payments and online banking, would be one of those ways.
To be clear, we have not yet reached an agreement to acquire S1. S1 currently has an agreement in place to merge with Fundtech, but we believe ACI’s proposal is superior to S1’s merger with Fundtech. We expect S1’s Board to recognize the considerable financial and strategic benefits this proposal represents, and we are ready and willing to promptly engage with S1.
Importantly, today’s announcement should have no effect on your day-to-day responsibilities or how we at ACI conduct business. It is business as usual for all of us. Our P&L leaders remain focused on executing our 2011 operating plan as we build, sell, service and support the best payments solutions in the market. We remain as committed as ever to deliver against our current product roadmaps. This proposed acquisition would provide breadth and additional capabilities to our current solutions. We believe the growth prospects and global scope of the combined entity should lead to increased opportunities for talented employees and managers. The best way we all can help is to remain focused on continually improving the products and services that our customers have come to trust and respect ACI to deliver.
We have assembled a talented team including external advisors to guide us through this process. This process should take several months and while we will, at times, be unable to disclose certain information, we will keep you informed of developments whenever feasible.
Finally, today’s announcement is likely to result in increased interest in our company from the media and other third parties. As always, it is important that we speak with one voice. If you receive any external inquiries about our proposal to acquire S1, please notify Scott Fitzgerald at scott.fitzgerald@aciworldwide.com.
We thank you for your continued dedication to ACI, and will share additional information as this process unfolds.
Sincerely,
Phil

Forward-Looking Statements
This communication contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “would” and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to the following: (1) that a transaction with S1 may not be completed on a timely basis or on favorable terms, (2) negative effects on our business or S1’s business resulting from the pendency of the merger, (3) that we may not achieve the synergies and other expected benefits within the expected time or in the amounts we anticipate, (4) that we may not be able to promptly and effectively integrate the merged businesses after closing and (5) that the committed financing may not be available. Other factors that could materially affect our business and actual results of operations are discussed in our most recent 10-Ks as well as other filings with the SEC available at the Securities and Exchange Commission (“SEC”) website at www.sec.gov. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.
Available Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. After any merger agreement is finalized with S1 or an exchange offer is commenced, ACI will file with the SEC a registration statement on Form S-4 containing a prospectus and other documents with respect to the proposed acquisition of S1 and would then mail a prospectus to S1 shareholders. INVESTORS AND SECURITY HOLDERS OF S1 AND ACI ARE URGED TO READ THE APPLICABLE PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain free copies of the registration statements and prospectuses (when available) and other documents filed with the SEC by ACI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ACI will be available free of charge on ACI’s internet website at www.aciworldwide.com or by contacting ACI’s Investor Relations Department at 646-348-6706.